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ACXIOM CORPORATION

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Filed by Acxiom Corporation
Pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Acxiom Corporation
Commission File No.: 000-13163

This filing consists of (i) a letter, dated June 21, 2006, sent from Charles Morgan, Company Leader of Acxiom Corporation, to Jeff Ubben, of ValueAct Capital and, (ii) a statement issued by Acxiom Corporation on June 21, 2006, regarding ValueAct Capital's June 21, 2006 press release.



#1 Information Way
Little Rock, AR 72202
www.acxiom.com

June 21, 2006

Mr. Jeff Ubben
ValueAct Capital
435 Pacific Avenue, 4th Floor
San Francisco, CA 94133

Dear Jeff,

The last time that you and I corresponded, I invited you to attend our May 31, 2006 quarterly Board meeting.

I am again writing to invite you to attend our next regular board meeting, which is currently scheduled for Aug 3, 2006, in Little Rock. I hope that you will attend.

In the meantime, I continue to see press reports in which you propose changes at Acxiom. As the representative of its largest shareholder, you have made clear that you want the company to improve, as do I. Our team is working hard every day to improve both short- and long-term performance. If you have specific suggestions, you are welcome to send them to me and we will, of course, consider them in setting Acxiom's tactics and strategy. Every day counts in business, so we would hope that if you have specific items you will proceed to share them with us. We will give them thorough consideration and potentially move forward with your help.

Jeff, while others in this process may find it necessary to use sharply pointed words, I would hope that you and I will be able to maintain a professional and civil level of communication. It is certainly not helpful for your team to be undermining the confidence in our company by comments such as in today's *Arkansas Democrat Gazette:* which reported "These two trips coincided approximately with the dates of fashion weeks in London and Paris," a ValueAct partner wrote of flights taken by that jet in 2002 and 2005 in a 20-page dossier that claimed to catalog examples of Morgan and his family profiting at Acxiom's expense."

It would have been a lot better if you had asked us about the business purpose of those flights. Had you inquired, you would have learned that the only trip that I took to Europe in 2005 was replete with business meetings involving our European team. My wife did not make this trip. I was accompanied by a number of Acxiom leaders. My schedule of meetings for that time in Paris included a finance update, account reviews, market overviews, Sarbanes-Oxley, detailed discussions with our top ten clients, technology reviews, the creation of additional services offerings, non-service oriented initiatives, support group reviews and associate satisfaction reviews. It was a full schedule, and it was appropriate to hold these meetings in France since our second-largest business in Europe is located there. From Paris we traveled to our offices in Madrid, Lisbon, Leeds, Teddington and London.

Also, I have looked back at a copy of Morgan's Minutes – our companywide communications to associates – that was distributed during my 2002 business trip to London and Paris. In that report, I describe a busy schedule of hosting an Acxiom executive forum (where we met with dozens of key clients about business trends and issues), and meetings with associates about product innovation, improvements in service delivery, successes with U.S.-based clients who had European operations, our financial performance, and the process of sharing best practices across all time zones.

To suggest that the purpose of these trips was to attend fashion shows is unwarranted and undercuts your credibility. I was under the impression that you felt that our European acquisitions were significant. As I recall, you were supportive of the strategy. Whether you are supportive now or not, it is important for a company leader to visit associates, obtain their views, and motivate them to perform at a higher level. Our plane went to Europe on two other occasions in 2005, but I was on neither trip.

Hope to see you at the board meeting.

Sincerely,



Charles Morgan
Company Leader

Statement from Acxiom Regarding Today's Announcement from ValueAct (June 21, 2006)

Once again ValueAct has issued a news release with some glaring omissions – there is absolutely no mention of Acxiom's record revenue, record profit and record cash flow, or that Acxiom has enjoyed the best six months in the company's history, or that all our trend lines are positive.

ValueAct says it intends to offer $25 a share at a "premium," which does not seem to offer much of a premium given that the average closing price for Acxiom stock since January 1 has been $24.77.

Jeffrey Ubben has been quoted saying that in the right hands Acxiom could be worth $40 a share. We do not disagree, but we strongly believe that our current members of Acxiom's leadership – through their vision, direction and proven results – are indeed those "right hands."

Mr. Ubben continues to say he has a plan for Acxiom, yet he has only offered broad statements and generalities. His remarks have been void of detail. He has never discussed how his plans would benefit our clients. He has never discussed how Acxiom would maintain its industry leadership and competitive edge. He has never discussed why he believes some of his ideas – such as spinning off our fast-growing outsourcing business, or converting Acxiom to a private company – could successfully be achieved without very risky disruptions, profit erosion and defection of clients who continually tell us that they depend on Acxiom's innovation and investments to create long-term value in their own businesses. .

ValueAct's decision to make such an offer today suggests that their ideas are not getting traction in the investment community, so they have to pursue an alternative strategy for fear of losing the proxy vote. The tepid response in the market today also suggests that investors don't have a lot of confidence in their ideas.

And as someone once said, "If it isn't written down, it's not a plan." So for the third time, we are inviting Mr. Ubben to meet with our Board of Directors and provide his plan – with the all-important details. Acxiom has been open to Mr. Ubben's ideas – there is plenty of evidence of that. We believe it is in the best interest of Acxiom and all of its shareholders – including ValueAct – that he ends his silence.

The attached letter represents the third time Mr. Ubben has been invited to offer his ideas to our Board of Directors, and we genuinely hope he agrees. ValueAct's decision to continue to offer ideas with no details or constructive plans is a disservice to Acxiom and all our shareholders.

Contact: Dale Ingram (501-252-4346)

In connection with its 2006 annual meeting of stockholders, Acxiom Corporation will file a notice of annual meeting and proxy statement with the Securities and Exchange Commission ("SEC"). STOCKHOLDERS OF ACXIOM ARE URGED TO READ THE NOTICE OF ANNUAL MEETING AND PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders can obtain free copies of the notice of annual meeting and proxy statement and other documents when they become available by contacting investor relations at investor.relations@acxiom.com, or by mail at Acxiom Corporation Investor Relations, 1 Information Way, Little Rock, Arkansas, 72202, or by telephone at 1-501-342-3545. In addition, documents filed with the SEC by Acxiom are available free of charge at the SEC's website at www.sec.gov.

Acxiom Corporation and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Acxiom in connection with the 2006 annual meeting of stockholders. Information regarding the special interests of these directors and executive officers in the proposed election of directors will be included in Acxiom's notice of annual meeting and proxy statement for its 2006 annual meeting. This document will be available free of charge at the SEC's website at www.sec.gov and from Investor Relations at Acxiom as described above.